UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission File Number: 001-37773

Merus N.V.

(Exact Name of Registrant as Specified in Its Charter)

Padualaan 8 (postvak 133)

3584 CH Utrecht, the Netherlands

+31 30 253 8800

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Appointment of Chief Operating Officer and Chief Financial Officer

On November 3, 2016, Merus N.V. (the “Company”) issued a press release (the “Press Release”) announcing the appointment, effective November 1, 2016, of Shelley Margetson as Chief Operating Officer and John J. Crowley as Executive Vice President and Chief Financial Officer. Ms. Margetson served as the Company’s Executive Vice President and Chief Financial Officer since 2010, and she remains a member of the Company’s Management Board.

On October 5, 2016, the Company and Merus US, Inc. (“Merus US”) entered into an employment agreement (the “Employment Agreement”) with Mr. Crowley. Pursuant to the Employment Agreement, Mr. Crowley has agreed to serve as the Executive Vice President and Chief Financial Officer of the Company and Merus US effective as of November 1, 2016. The Employment Agreement provides for an initial annual base salary of $362,500 and the opportunity to earn an annual cash incentive award based on performance with a target value equal to 35% of Mr. Crowley’s annual base salary. Mr. Crowley is entitled to receive a one-time signing bonus in an amount equal to $100,000; provided that, if Mr. Crowley is terminated for cause or resigns without good reason, in either case, within one year of his commencement of employment, Mr. Crowley must repay the full amount of the signing bonus. The Employment Agreement also entitles Mr. Crowley to the award of an option to purchase 183,241 common shares of the Company at a price per share equal to the fair market value of the Company’s common shares on the first day of his employment. The option will vest as to 25% of the underlying shares on the first anniversary of the grant date and in 36 substantially equal monthly installments thereafter.

If Mr. Crowley’s employment is terminated by Merus US without cause or due to Mr. Crowley’s resignation for good reason, then subject to his executing a general release of claims and continuing compliance with the Company’s proprietary information agreement (the “Proprietary Information Agreement”), Mr. Crowley will be entitled to receive (i) base salary continuation payments for 6 months and (ii) potential accelerated vesting of any portion of his initial option award that is unvested as of the date of his termination. If Mr. Crowley’s employment is terminated without cause or due to Mr. Crowley’s resignation for good reason within 12 months following a change in control of the Company, then subject to his executing a general release of claims and continuing compliance with the Proprietary Information Agreement, Mr. Crowley will be entitled to receive (i) a lump sum payment equal to six months of his base salary and 50% of his target annual bonus; (ii) direct payment of or reimbursement for continued medical, dental or vision coverage pursuant to COBRA for up to nine months, and (iii) accelerated vesting of any portion of his unvested equity awards, except that performance-based equity awards will only vest subject to the attainment of the applicable performance goals.

The foregoing description is qualified in its entirety by reference to the Employment Agreement, which is attached to this Report on Form 6-K as Exhibit 10.1 and is incorporated herein by reference. The Press Release is furnished herewith as Exhibit 99.1 to this Report on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Merus N.V.

Date: November 3, 2016	By:	/s/ Ton Logtenberg
Name: Ton Logtenberg
Title: Chief Executive Officer

	By:	/s/ Shelley Margetson
Name: Shelley Margetson
Title: Chief Operating Officer

EXHIBIT INDEX

Exhibit No.	Description

10.1	Employment Agreement, dated October 5, 2016, by and among Merus US, Inc., Merus N.V. and John J. Crowley

99.1	Press Release of Merus N.V., dated November 3, 2016